Exhibit 99.42

NEWS RELEASE

Centerra Gold Comments on Tax Claims Received from Kyrgyz Authorities

Toronto, Canada, March 18, 2021: Centerra Gold Inc. (“Centerra”) (TSX: CG) comments today on tax claims received by its Kyrgyz Republic subsidiary, Kumtor Gold Company CJSC (“KGC”), from the Kyrgyz Republic State Tax Service.

The claims include: (i) a claim for approximately U.S.$106 million related to withholding taxes on dividends paid to its direct parent company, Centerra, during the years 2016 and 2017; and (ii) a claim for approximately U.S.$17 million related to payroll deductions not withheld by KGC on certain national employee compensation during the years 2016 and 2017. Each of these claims was initially raised by the State Tax Service in 2018 but subsequently withdrawn or terminated pursuant to decisions of the State Tax Service in March 2018. The State Tax Service has now annulled its previous decision in order to revive such claims. The State Tax Service has also made a claim against KGC for approximately U.S.$23 million in relation to payments to the Kyrgyz Republic Social Fund during the years 2011 through 2017. Again, such a claim is in direct contradiction to the conclusions of the State Tax Service itself from previous years which confirm that Kumtor Gold Company had no outstanding Social Fund payments. The amounts of each of the foregoing claims include significant penalties and / or sanctions assessed by the State Tax Service, in some cases more than half of the total amount claimed.

Centerra notes that the 2009 restated project agreements which govern the Kumtor Mine contain a specific tax and fiscal regime applicable to the Kumtor Mine. That tax and fiscal regime provides, among other things, that no taxes are payable by KGC on intercompany transactions with Centerra, including dividends.

The Company is studying the claims but believes they are exaggerated or without merit. KGC has also received requests from the State Tax Service to re-audit KGC’s financial accounts for 2014 through 2019. The Company is disputing the State Tax Service’s ability to carry out such re-audits.

The Company has benefited from a close and constructive dialogue with the Kyrgyz Republic authorities over many years and remains committed to continuing to work with them to resolve these any outstanding issues in accordance with the 2009 restated project agreements applicable to the Kumtor Mine, which provide for all disputes to be resolved by international arbitration, if necessary. However, no assurances can be given that the current or future claims of the State Tax Service or the outcome of the State Commission review can be resolved without a material impact on the Company. As previously disclosed, in February 2021, a State Commission was formed by the Kyrgyz Republic Parliament to, among other things, review the performance of the Kumtor Mine and to review the results of a previous 2012 Kyrgyz Republic State Commission. For further information relating to the current State Commission and the legal matters arising out the 2012 State Commission, see Centerra’s most recent Annual Information Form dated March 15, 2021.

About Centerra

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Asia and other markets worldwide and is one of the largest Western-based gold producers in Central Asia. Centerra operates three mines, the Kumtor Mine in the Kyrgyz

1 University Avenue, Suite 1500
Toronto, ON
M5J 2P1
tel 416-204-1953
fax 416-204-1954
www.centerragold.com

Republic, the Mount Milligan Mine in British Columbia, Canada and the Öksüt Mine in Turkey. Centerra’s shares trade on the Toronto Stock Exchange (TSX) under the symbol CG. The Company is based in Toronto, Ontario, Canada.

For more information:

John W. Pearson

Vice President, Investor Relations

(416) 204-1953

john.pearson@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com.

- end -

1 University Avenue, Suite 1500	2
Toronto, ON
M5J 2P1
tel 416-204-1953
fax 416-204-1954
www.centerragold.com